February 21, 2017

Via EDGAR Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ETFis Series Trust I (the “Registrant”)

File Nos. 333-187668 and 811-22819

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Registrant hereby respectfully requests the withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A and all exhibits pertaining thereto (the “Amendments”) relating to the AltShares Long/Short High Yield Fund (the “Fund”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
78	December 8, 2015	485BPOS	0000891092-15-010519
74	December 1, 2015	485BXT	0000891092-15-010355
72	November 20, 2015	485BXT	0000891092-15-010056
52	August 10, 2015	485BXT	0000891092-15-006993
50	July 31, 2015	485BXT	0000891092-15-006717
40	May 4, 2015	485APOS	0000891092-15-003886

The Amendments were filed for the purpose of creating the Fund as a new series of the Registrant. The Registrant has since determined not to move forward with offering shares of the Fund. The Registrant represents that no securities of the Fund were issued or sold pursuant to the Amendments.

            If you have any questions, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

ETFis SERIES TRUST I

/s/ William J. Smalley
William J. Smalley, President